CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference into the Prospectus and Statement of Additional Information in the accompanying Post-Effective Amendment to the Registration Statement on Form N-1A of the AmericaFirst Defensive Growth Fund, AmericaFirst Income Trends Fund, AmericaFirst Absolute Return Fund and AmericaFirst Quantitative Strategies Fund, each a series of shares of beneficial interest of AmericaFirst Quantitative Funds (formerly a series of the Mutual Fund Series Trust), of our report dated August 29, 2012 on the financial statements and financial highlights included in the June 30, 2012 Annual Report to the Shareholders of the above referenced funds.

We further consent to the references to our firm under the heading “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information.

BBD, LLP

Philadelphia, Pennsylvania

January 3, 2013